Filed by AdTheorent, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AdTheorent, Inc.

(File No. 333-259027)

The following is a press release issued by AdTheorent on December 8, 2021.

AdTheorent Announces its Planned Public Company Board of Directors

Top adtech and marketing executives to bring deep industry and brand expertise as non-executive board members

NEW YORK – December 8, 2021 – AdTheorent, Inc., a leading programmatic digital advertising company using advanced machine learning technology and privacy-forward solutions to deliver measurable value for advertisers and marketers, announced today that it has nominated the following non-executive board members to join the AdTheorent board upon closing of the company’s previously announced business combination with MCAP Acquisition Corporation (NASDAQ: MACQ) (“MCAP”): Kihara Kiarie, Chief Financial Officer at Bloomberg Media; Vineet Mehra, Chief Growth, Product, and CX Officer at Good Eggs; and Ben Tatta, President at Standard Media Index.

“Kihara, Vineet and Ben are world class industry leaders and accomplished professionals whose experience will be invaluable to AdTheorent as we pursue our growth objectives,” said James Lawson, CEO at AdTheorent. “We are privileged to work with the most sophisticated data-driven advertisers in the world, and we believe that Kihara, Vineet and Ben will make us better at what we do. Given regulatory and industry changes favoring a more privacy-forward approach to digital ad targeting, top advertisers and marketers are looking for more modern and efficient ways to engage users in the digital world. We believe AdTheorent is well positioned to meet these needs, and that the collective experience of these talented executives will accelerate our efforts.”

Kihara Kiarie is Chief Financial Officer at Bloomberg Media, where he oversees the financials for the company’s global media outlets inclusive of Bloomberg Television, Radio, Digital, Quicktake, Businessweek, Live, New Economy Forum and Bloomberg.com. Prior to joining Bloomberg Media, Mr. Kiarie served as Chief Financial Officer, Media at Geller & Company, as Chief Investment Officer of the Media Development Investment Fund and as Chief Financial Officer of Revolt Media & TV. In addition, Mr. Kiarie has experience at leading global investment banking and investment firms including JP Morgan, AEA Investors and Saban Capital Group.

“I am honored to be nominated to join the board of AdTheorent,” said Mr. Kiarie. “The scalable machine learning technology platform developed by the company is disrupting the digital advertising market. AdTheorent’s exceptional financial track record of revenue growth and profitability sets it apart from the pack in the adtech space. There is a clear demand for AdTheorent’s capabilities and solutions as advertisers seek measurable value from their digital advertising investment. I look forward to being a part of AdTheorent’s next phase of growth-oriented success as a member of its Board of Directors.”

Vineet Mehra is Chief Growth, Product, and CX Officer at Good Eggs, a pioneer online grocery startup. Mr. Mehra previously served in multiple senior global marketing, customer experience and general management leadership roles including as Chief Marketing and Chief Customer Officer for the Walgreens Boots Alliance, Chief Marketing Officer for Ancestry.com, Global President of Baby Care at J&J as well as Global President of J&J’s Marketing Services function, where he oversaw more than $3 billion USD in media spending around the world. Currently, Vineet is Global Chairman of the Board for Effie Worldwide Board of Directors and serves on the CMO Advisory boards of Spotify, WPP and Ad Week. Vineet has been named by Forbes as one of the world’s Top 50 CMOs and recognized by AdWeek as one of the Top 20 Tech-Driven CMOs.

“AdTheorent is revolutionizing the advertising industry by targeting digital ads programmatically without relying on user-specific personal profiles and individualized data,” said Mr. Mehra. “AdTheorent’s privacy-forward platform is changing the way that digital ads are targeted, pioneering a new future for the industry. I am excited to leverage my industry experience to assist AdTheorent as it scales while continuing to drive business outcomes for the world’s most sophisticated marketers.”

A well-known advertising veteran, Ben Tatta brings more than 25 years of traditional and digital media experience, with a proven record of accomplishment in advanced media, advertising, data, and analytics. Mr. Tatta currently serves as President at Standard Media Index, one of the the world’s most trusted sources of advertising pricing and spend data. Prior to joining Standard Media Index, Mr. Tatta was Co-founder and President of the advanced TV analytics company 605, and President of the Media Sales Division of Cablevision Systems Corporation. Prior to Cablevision, Mr. Tatta held senior leadership positions at several blue-chip companies including USA Networks/IAC, ABC, IBM, Lagardere, and GSI Commerce/eBay.

“I am delighted about the opportunity to work with AdTheorent’s innovative and inspiring executive team, who have created a unique way for marketers to use digital advertising to achieve advanced key performance indicators which drive measurable ROI for brands. AdTheorent’s use of machine learning and its ability to harness conversion data to identify data points that drive successful outcomes is extremely effective for solving advertisers’ complex business objectives,” said Mr. Tatta. “AdTheorent is a great company with what I view as multiple opportunities to unlock significant stockholder value, and I look forward to contributing to the company’s ongoing success as it enters the public markets.”

Transaction with MCAP

In July 2021, AdTheorent and MCAP Acquisition Corporation (NASDAQ: MACQ) (“MCAP”) announced a business combination that is expected to result in AdTheorent becoming a publicly traded company on the NASDAQ Capital Market. Post-closing, AdTheorent will trade on the NASDAQ Stock Market under the trading symbol “ADTH.”

About AdTheorent

AdTheorent uses advanced machine learning technology and privacy-forward solutions to deliver impactful advertising campaigns for marketers. AdTheorent's industry-leading machine learning platform powers its predictive targeting, geo-intelligence, audience extension solutions and in-house creative capability, Studio A\T. Leveraging only non-sensitive data and focused on the predictive value of machine learning models, AdTheorent's product suite and flexible transaction models allow advertisers to identify the most qualified potential consumers coupled with the optimal creative experience to deliver superior results, measured by each advertiser's real-world business goals.

AdTheorent is consistently recognized with numerous technology, product, growth and workplace awards.  AdTheorent was awarded "Best AI-Based Advertising Solution" (AI Breakthrough Awards) and "Most Innovative Product" (B.I.G. Innovation Awards) for four consecutive years.  Additionally, AdTheorent is the only six-time recipient of Frost & Sullivan's "Digital Advertising Leadership Award." AdTheorent is headquartered in New York, with fourteen offices across the United States and Canada. For more information, visit adtheorent.com.

About MCAP Acquisition Corporation

MCAP Acquisition Corporation is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, or other similar business combination with one or more businesses or entities. MCAP is sponsored by an affiliate of Monroe Capital LLC (“Monroe Capital”), a boutique asset management firm specializing in investing across various strategies, including direct lending, asset-based lending, specialty finance, opportunistic and structured credit, and equity. Monroe Capital is headquartered in Chicago and maintains offices in Atlanta, Boston, Los Angeles, Naples, New York, and San Francisco.

MCAP raised $316 million in March 2021 and its securities are listed on the NASDAQ Capital Market under the ticker symbols “MACQU,” “MACQ” and “MACQW.”

MCAP is the third SPAC in which Monroe has participated in the sponsor group. In 2018, Monroe was a member of the sponsor group for Thunder Bridge Acquisition, Ltd. and supported its successful business combination with Repay Holdings Corporation (NASDAQ: RPAY). In 2019, Monroe participated in the sponsor group for Thunder Bridge Acquisition II, Ltd. and supported its successful business combination with indie Semiconductor (NASDAQ: INDI).

MCAP is led by Theodore Koenig, who is CEO and Chairman of Monroe Capital and has been the CEO and Chairman of Monroe Capital Corporation (NASDAQ: MRCC) since 2011. He is joined by Co-President Zia Uddin, who is a President of Monroe Capital; Co-President Mark Solovy, who serves as a Managing Director and Co-Head of the Technology Finance Group at Monroe Capital; and CFO Scott Marienau, who is the CFO of Monroe Capital’s management company.

As of July 1, 2021, Monroe Capital had approximately $10.3 billion in assets under management. Monroe Capital’s assets under management are comprised of a diverse portfolio of over 475 current investments. From Monroe Capital’s formation in 2004 through March 31, 2021, Monroe Capital’s investment professionals have invested in over 1,450 loans and related investments in an aggregate amount of $21.5 billion, including over $6.1 billion in 330 software, technology-enabled and business services companies.

To learn more, please visit www.mcapacquisitioncorp.com. The information that may be contained on or accessed through this website is not incorporated into this release.

Cautionary Language Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually may be identified by the use of words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “may,” “believe,” “intend,” “plan,” “projection,” “outlook” or the negative of these terms or other comparable terminology and in this press release include, but are not limited to, future opportunities for AdTheorent and MCAP and the proposed business combination between MCAP and AdTheorent, including the expected listing on Nasdaq and the proposed Board of Directors of the combined entity. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of MCAP’s stockholders; the failure to achieve the minimum amount of cash available following any redemptions by MCAP stockholders; redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the digital advertising markets in which AdTheorent competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions; risk that AdTheorent may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; and risk that AdTheorent may not be able to develop and maintain effective internal controls.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about MCAP and AdTheorent or the date of such information in the case of information from persons other than MCAP or AdTheorent, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the proposed transaction, MCAP filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a proxy statement/prospectus, and will file other documents regarding the proposed transaction with the SEC. MCAP’s stockholders and other interested persons are advised to read the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about AdTheorent, MCAP and the proposed business combination. MCAP is mailing the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of MCAP are urged to carefully read the entire registration statement and proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by MCAP with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to MCAP Acquisition Corporation, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

Participants in the Solicitation

MCAP, AdTheorent and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from MCAP’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in MCAP is included in the proxy statement/prospectus for the proposed business combination available at www.sec.gov. Information about MCAP’s directors and executive officers and their ownership of MCAP common stock is set forth in MCAP’s prospectus, dated February 25, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation (including AdTheorent and its members and executive officers) will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge as indicated above.

Contact Information

For AdTheorent:

Investor Relations:
April Scee

AdTheorentIR@icrinc.com

Media Relations:

AdTheorentPR@icrinc.com

For MCAP:

Investor Relations:
Theodore L. Koenig

Monroe Capital LLC

312-523-2360

tkoenig@monroecap.com

Media Relations:

Caroline Collins
BackBay Communications
617-963-0065
caroline.collins@backbaycommunications.com